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                                               Commission File Number: 000-10849
                                        Subject Company: Allegiant Bancorp, Inc.

                   Filed by National City Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant
                          to Rule 14a-12 of the Securities Exchange Act of 1934.





(TO BE POSTED ON GATEWAY AND ALLEGIANT INTRANET)


NATIONAL CITY, ALLEGIANT EXPECT TO MERGE BY APRIL 10

National City and Allegiant now expect to complete their merger by April 10. When the proposed merger was announced in November 2003, the targeted closing date was the end of the first quarter of 2004. However, a slight delay is now expected due to the federal regulatory approval process taking longer than anticipated. The approximate date for obtaining federal approval is March 10.

Allegiant has mailed a proxy statement to its shareholders asking for their approval of the merger. The Allegiant shareholder meeting to complete this voting process is scheduled for March 19.




In connection with the proposed transaction, a registration statement on Form S-4 and an amended registration statement on Form S-4/A, containing the final proxy statement/prospectus related to the proposed merger, were filed with the SEC. Additionally, the final proxy statement/prospectus and form of proxy were sent to Allegiant shareholders on March 20, 2004. Shareholders of Allegiant are encouraged to read the registration statement, as amended, and the final proxy statement/prospectus because they contain important information about the proposed merger. Copies of these filings are available at no cost on the SEC's website at www.sec.gov or on National City Corporation's website at www.nationalcity.com.